mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Mr. Martin F. James
Senior Assistant
Chief Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Brian Fields
Accounting group-interpretations
Office of the Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561

Re: mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2009	January 8, 2010
Filed October 7, 2009
File No. 000–30202

Dear Mr. James and Mr. Fields;

This is in response to a letter dated December 30, 2009 from the Staff of the Commission concerning the above-referenced matter. In an on-going review of the Company’s Accounting Policies a material disagreement still remains between the Staff and the Company with respect to the application of EITF-0019 with respect to certain warrants of the Company to issue approximately 13 million shares of the Company’s Common stock. The Company is seeking a resolution of the topics discussed in comments 2, 3 & 4 of the comment letter.

As a result of such application of EITF 00-19 the Company has concluded it would not be appropriate to record an additional liability with respect to the agreed upon fixed price warrants and we interpret the Staff’s comments and correspondence to be that they believe in our case, as in every case, when these evaluations should be considered under EITF 00-19 that a reclassification must result in an additional liability for the warrants identified.

We are responding in this format as we wish to resolve this matter without incurring additional correspondence without obtaining a complete resolution of his matter and the appropriate accounting treatment and disclosure.

Comments 1, 5 and 6 are items that we believe we understand the staff’s position and we can resolve with edited disclosure and if necessary telephone conferences with staff. The resolution of this matter that requires satisfying all staff comments regarding our most recent Form 10K filing for the fiscal year ended June 30, 2009 and Form 10Q filing for the quarter ended September 30, 2009, is necessary for the Company to also complete its Proxy for our Annual Meeting for the fiscal year ended June 30, 2008.

Form 10K for Fiscal Year Ended June 30, 2009

Item 8A, page 58

Assessment of Internal Controls, page 58

1.

Refer to our prior comment 1. Please amend your filings to include the proposed changes Discussed in your responses.

1. See amended language in marked Form 10K/A that is part of this correspondence.

Consolidated Financial Statements, page 73

Note 3 Summary of Significant Accounting Policies, page 88.

    2. We note the changes you propose to make in response to prior comment 3 but note that the disclosure continues to be too vague. Please further revise the disclosure in the amendments to your Form 10-K for the year ended June 30, 2009 and the Form 10-Q for the period ended September 30, 2009, to provide a detailed discussion of how you account for and present material equity instruments, including warrants in your financial statements.

2. See expanded language in marked Form 10K/A, pages 90 and 97 and marked Form 10Q/A, pages 7 and 10, respectively.

Note 8 Stockholder’s Equity, page 93

Other Equity, page 97

3. We note your response to our prior comment 4 but do not see where you have proposed any changes in your amended 10-K disclosures in response to our comment. Please revise this note in the amended 10-K to clearly disclose the systematic and rational sequencing method you have consistently applied when determining the equity (or liability) classification of instruments. Based on our prior discussions this appears to be a method reclassifying contracts with the latest maturity date first.

3. The method used by the Company in determining the reclassifying of contracts was a contract by contract method as a matter of law following the priority of shares the Company has historically reserved:

1st- fixed priced options

2nd-fixed priced warrants

3rd-Convertible debt agreements with a floor and/or cap

4th-Convertible debt agreements without a floor or cap

Notwithstanding whether or not the Staff finds this method to be rational and systematic as enunciated in paragraph 11 of EITF 00-19; the Company can also apply the pro –rata method; not the latest maturity date; as the systematic and rational sequencing method; still resulting in the conclusion that no additional liability need to be recorded for the fixed price warrants.

See amended language in marked Form 10K/A Page 97, for the contract by contract method; or please advise if the staff disagrees with this method the Company will insert the proposed language regarding pro-rata method.

4. We note your response to our prior comment 5. As previously indicated, we note that your debt agreements do not include a cap on the number of shares that can be issued upon conversion in its convertible debt arrangements. As outlined in paragraphs 19-24 of EDIF 00-19, a company WOULD be precluded from concluding that it has sufficient shares authorized and unissued to settle its non-employee options and warrants and other convertible instruments as a result of the absence of a cap in one or more of its contracts. Please amend the filings to include financial statements that comply with the guidance in EITF 00-19 and SFAS 133 and record all the 13 million non-employee warrants as liabilities for all periods after the first convertible debt issuance in December 2007. In this regard, please also comply fully with your filing requirements under Item 4.02 of Form 8K.

4. The Company continues to disagree with the staff of the Commission’s conclusion with respect to the Company having an “indeterminate” number of shares to settle its convertible securities.

The staff seems to believe that there must be a numeric cap per se contained in a convertible security is the ONLY way to meet this requirement.

The Company has pointed out in its prior response dated December 16, 2009 to the staff that its Convertible Debenture with LaJolla Cove Investors effectively has a cap in that the Company and that its Convertible Notes will JMJ Financial are all subject to a stock or cash settlement (at the CHOICE of the Company); as determined upon review of the original agreement as well as clearly evidenced by the Clarified Amendment covering all agreements submitted as part of its prior response. As a matter of law, the Company cannot issue more shares than authorized and therefore the ability to pay in cash raises the question of whether ETIF 0019 even applies since the amount of shares is determinate since the Company CONTROLS and is required to pay cash when the shares authorized at the time of any conversion would be exceeded.

A review of the criteria set forth and cited by the Staff of the Commission in paragraphs 19-24 indicates:

A. Paragraph 19 of ETIF- 0019 reads as follows:

“If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock 5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. 6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.”

It is important to note that the Company’s current Preliminary Proxy that seeks, as part of its June 30, 2008 Annual Meeting, shareholder approval to increase its authorized shares of common stock from 2 billion to 3 billion shares is not required by the terms of the Company’s Convertible Securities. This action is being taken by the Company to increase financing flexibility which it has done periodically on no less than 3 prior occasions since its inception prior to the Company ever issuing a convertible security that first occurred in December of 2007. This action is being done, as described in proxy in order to give the Company additional flexibility to access the capital markets as a business purpose in general and is not Compelled in any way by the terms of any of the Company’s Convertible Securities Outstanding.

If shareholders fail to approve an increase in authorized shares of common stock at the Annual Meeting of Shareholders for fiscal year ended June 30, 2008, there are no consequences whatsoever with respect to the Convertible Securities outstanding, all of which may either be settled in cash, or have an explicit cap.

The Company has in fact performed the evaluation required and has determined that under no circumstances can the terms of any of its Convertible Securities interfere with its ability to deliver the amount of shares of common stock necessary with respect to the approximately 13 million warrants in question upon the exercise in full of such warrants.

As indicated in the Company’s amended proxy filing as of November 30, 2009, the Company has 2 billion shares of common stock authorized and has 1,037,332,615 shares of common stock outstanding and has reserved 145,293,000 shares for options and 138,900,788 shares for warrants outstanding. The amount of authorized but unissued shares is 962,667,385, of which 678,473,597 remain available for convertible debentures; which the Company believes no mandatory conversion in shares are legally required under the terms of its Convertible Debt agreements.

B. Paragraph 20 of ETIF-0019 states, in pertinent part, as follows:

“If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.”

The fact the all Convertible Securities with JMJ Financial can be settled either in cash or shares, at the option of the Company, and that effectively the maximum amount of shares required to be issued to LaJolla Cove Investors is effectively caped clearly indicates that the amount of net settlement shares is within control of the Company and therefore is not indeterminate.

C. Based upon the analysis set forth in A and B above, a defacto fixed number of shares can be computed at any point in time under all Convertible Securities of the Company issued and outstanding and Paragraph 21 of ETIF-0019 and compared to the amount of authorized but unissued shares thereby satisfying the parameters of this paragraph with respect to the overall issue of having, at any point in time, a determinate number of shares within control of the Company and therefore not requiring an incremental liability with respect to the approximately 13 million warrants in question.

D. The Company is not required, under the terms of its Convertible Securities to use its “best efforts” to obtain additional shares with in order to meet the required amount of shares that need to be delivered to settle such agreements upon exercise of any conversion at any point in time. Therefore we believe that Paragraphs 22 and 23 are not applicable.

E. The Company does not have any Convertible Securities issued on September 20, 2000 and therefore Paragraph 24 is not applicable to the analysis as to whether the Company has an indeterminate number of shares with respect to its current convertible securities.

Even if it is determined that ETIF-0019 applies the Company believes that based upon the revaluation required of its Convertible Securities that no change to its present accounting is required. After reviewing all the promulgated literature available for the periods the Company initially and subsequently recorded and reported a derivative liability and a liability for the note obligation; at the initial assessment and each quarterly evaluation through today; the fixed price warrants should not have initially; and as of each quarterly reconsideration; still should not be reclassified as liabilities.

EITF 00-19, para. 11 states:

“If a contract permits partial net-share settlement and the total notional amount of the contract no longer can be classified as permanent equity, any portion of the contract that could be net-share settled as of that balance sheet date would remain classified in permanent equity (that is, a portion of the contract could be classified as permanent equity and a portion of the contract could be classified as an asset, a liability, or temporary equity, as appropriate). If a company has more than one contract subject to this Issue, and partial reclassification is required, there may be different methods that could be used to determine which contracts, or portions of contracts, should be reclassified. The Task Force observed that methods that would comply with this consensus could include (a) partial reclassification of all contracts on a proportionate basis, (b) reclassification of contracts with the earliest inception date first, (c) reclassification of contracts with the earliest maturity date first, (d) reclassification of contracts with the latest inception or maturity date first, and (e) reclassification of contracts with the latest maturity date first. The method of reclassification must be systematic, rational, and consistently applied.”

A.) application of paragraph 11 on a contract by contract basis results in no additional liability to be recorded for fixed price warrants when:

The rational and consistent method of determining the reclassifying of contracts on a contract by contract method as a matter of law following the priority of shares the Company has historically reserved is applied:

1st- fixed priced options

2nd-fixed priced warrants

3rd-Convertible debt agreements with a floor and/or cap

4th-Convertible debt agreements without a floor or cap

1. It should be noted that the Company's agreements for options and warrants have no provisions for settlement other than shares upon delivery of cash by the holder of the agreement.

2. The Company's agreements for options and warrants have no provisions for registration rights or any features that would be triggered by any event of the convertible debt agreements; and have no provisions for punitive liquidated damages. (SEE EXHIBIT 4-1 FOR SAMPLES OF WARRANT AGREEMENTS TYPICALLY SUBJECT TO RECLASSIFICATION BY THE SEC DISCLOSURE GUIDANCE).

3. a MATTER OF LAW TAKES PRECEDENT OVER PRESCRIBED SEQUENCING METHOD- Reference is made to registrant Stone Arcade (form S-1, 2006); when even redeemable warrants were not required to be reclassified as a liability when as a matter of law redemption was not beyond control of the company. Additionally Stone Arcade set precedent whereby a clarifying amendment (similar to the one found in the Company’s Clarifying Amendment with JMJ Financial included in our letter of December 16, 2009) was appropriate if not concurrently entered into to avoid an unintended accounting result.

4. The Company believes it has legally reserved for issuance sufficient shares for options and warrants from inception to date and such shares are precluded from being available for its convertible debenture agreements. If need be; although the Company believes not necessary; it can obtain by a unanimous consent of its Board an appropriate binding resolution that such shares for outstanding warrants and options are not available for issuance, including satisfaction of convertible debenture agreements.

5. The contracts for convertible debt outstanding during all periods of review are "reasonable" terms agreements as described in paragraphs 14 and 15 of EITF 00-19; and the cash settlement provisions provide for a liability not greater than the liability already recorded for the derivative liability and the note payable on the Company’s balance sheet and thus no additional liability need to be recorded.

B. The Company has previously provided the staff and again has attached exhibit 4-2 whereby the application of the pro –rata method described in paragraph 11 results in the conclusion that no additional liability is necessary to be recorded for any evaluation period presented.

Exhibits, page 70

5. We reissue prior comment 6. We note for example and not as a complete list of apparent inaccuracies:

  Exhibit 10.11 does not appear to be filed on the date indicated in your exhibit index. We also note that you indicate in your response that exhibit 10.11 was filed on a date that differs from the date indicated on your exhibit index; however, no document appears to have been filed on the date indicated in your response.

  Contrary to your response to the third bullet point of prior comment 6, complete exhibits do not appear to have been filed. For example, we note that the documents you incorporate in exhibits 10.13, 10.17, 10.18 and 10.29 have omitted information.

  Contrary to your response to the fourth bullet point of prior comment 6, no document that filed on Edgar shows a March 1, 2004 filing date.

  It is unclear how the document that you incorporate as exhibit 23.7 is relevant to your Form 10K.

  You state in your response that you have made no deletions from the exhibit index other than exhibit 4.3 and 4.4; however, we note deletions like exhibit 10.50 and 10.51. For each exhibit that you propose to delete from the exhibit index currently filed with your Form 10K, please tell us the basis for the deletion.

Please carefully review your entire exhibit index for accuracy.

5. (a) We have deleted the reference to Exhibit 10.11 since it is an expired non-material contract with Microphase corporation that is now irrelevant to investors since it related to the voice over DSL business that the Company has not been in since its decision to abandon its POTS Splitter business product several years ago.

(b) As the staff of the Commission is aware selected portions of Exhibits 10.13,10.17 and 10.18 were subject to Confidential Treatment requests granted by the Commission. Even though such requests have expired, investors are directed that omitted portions are on file with the Commission if they wish to review them. We are deleting the Exhibits in the Appendix since the contracts have expired and are no longer material since they pertain to the IPTV business of the Company that was discontinued in the second quarter of 2007. With respect to Exhibit 18 the contract has also expired with Lucent Technologies, Inc in February of 2007 but we will include a complete copy as an Exhibit to our Form 10K/A to be filed with respect to all of the comments in this correspondence since it does pertain to our current nano battery product.

(c) Exhibit 10.17 and 10.18 WERE filed as Exhibits to a Form S-1 filed on March 5, 2004. We have corrected the date of the filing.

(d) Please note that we have deleted, as marked on our Form 10K/A enclosed herewith, pursuant to Rule Section 601 of Regulation SK all contracts that have either not been entered into in the past 2 years and are no longer being performed.

(e) Please note that we have deleted each of the items 23.1, 23.2, 23.3, 23.6, 23.7, 23.8 and 23.9 in response to your comment with respect to item 23.7 with respect to relevance.

(f) Please note that items 10.51 and 10.52 have been reinserted in the appendix since they were inadvertently deleted in our prior revision to the Appendix. Please note that no other items have been omitted other than as set forth above.

Item 4. Controls and procedures, page 26

Management’s report on internal control over financial reporting, page 26.

6.

We do not see your response to our prior comment 7 and, as such, we reissue the comment. We note that you have included management’s report on internal control over financial reporting in your Form 10-Q which concludes that “the company did maintain and effective level of internal control over financial reporting as of September 30, 2009 appropriate for the financial reporting requirements of the company”. First, please note that the phrase “…appropriate for the financial reporting requirements of the company” appears to qualify the conclusion. Second, please note that unlike Item 307 of Regulation SK which requires management to perform quarterly evaluation of disclosure controls and procedures and disclose its conclusion on the effectiveness of disclosure controls and procedures at the end of each quarter, Item 308 of Regulation S-K only requires that management performs an assessment and conclude on the effectiveness of internal control over financial reporting as of the end of each fiscal year.

6. Please note the proposed language on page 26 in form 10q/a edited to remove “appropriate” reference to avoid ambiguity.

The Company acknowledges that:

a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding this matter please do not hesitate to contact Mr. Edward Suozzo at 917-324-0354 or myself at 203-831-2242. Thank you.

Very truly yours,

/s/ Martin S. Smiley

Martin S. Smiley
EVP, CFO and General Counsel